UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 20, 2015, Formula Systems (1985) Ltd. (“Formula” or the “Company”) reported to the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) the specific collateral that it will pledge in favor of the holders of the secured series of debentures that it had recently offered and sold in Israel. In accordance with the terms of the indenture related to that secured series of debentures, the collateral will consist of the following shares of the Company’s subsidiaries and affiliate held by the Company:

•	2,435,910 ordinary shares, par value 1.0 New Israeli Shekels (“NIS”) per share, of the Company’s subsidiary, Matrix IT Ltd.;
•	2,338,483 ordinary shares, par value NIS 0.1 per share, of the Company’s affiliate, Magic Software Enterprises Ltd.; and
•	1,260,266 common shares, par value €0.01 per share, of the Company’s subsidiary, Sapiens International Corporation N.V.

As of the date of this Report of Foreign Private Issuer, the liens created pursuant to the foregoing pledges have not yet been recorded in the Israeli Companies Registrar. The liens will be recorded in accordance with the terms of, and timeline set by, the indenture for the secured debentures.

The terms of the offering by Formula of its two series of debentures in Israel (which offering has been consummated), was previously reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 16, 2015 (the content of such report is incorporated by reference herein).

The public offering of the debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the debentures was not registered under the Securities Act, and the debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the above-described debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: September 21, 2015	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer